EXHIBIT 12.1
QUALCOMM Incorporated
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio data)

	Year Ended
	September 25, 2016	September 27, 2015	September 28, 2014	September 29, 2013	September 30, 2012
Earnings:
Income from continuing operations before income taxes and income (losses) from equity method investments	$6,917	$6,519	$8,788	$8,200	$6,571
Fixed charges (1)	336	137	35	118	148
Cash distributions from equity method investments	—	6	—	1	1
Less: Capitalized interest	—	—	—	(65)	(29)
Total earnings	$7,253	$6,662	$8,823	$8,254	$6,691

Fixed charges: (1)
Interest	$297	$104	$5	$88	$119
Interest component of rental expense	39	33	30	30	29
Total fixed charges	$336	$137	$35	$118	$148
Ratio of earnings to fixed charges	22 x	49 x	252 x	70 x	45 x

(1)
Fixed charges include interest expense (which includes amortization of debt issuance costs), whether expensed or capitalized, and the portion of operating rental expense that management believes is representative of the interest component of rent expense, which is estimated to be one-third of rental expense.